Exhibit 99.1
NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION
FOR JUNE 15, 2009 AND ANNOUNCES ANNUAL AND SPECIAL MEETING
(Calgary, May 20, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, today announced its June 15, 2009 cash distribution will be Cdn $0.10 per trust unit. The distribution is net of amounts withheld to partially finance capital expenditures and preserve financial flexibility. The ex-distribution date is May 28, 2009. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of June 1, 2009.
The distribution of Cdn $0.10 per trust unit is equivalent to approximately U.S. $0.08746 per trust unit using a U.S./Canadian dollar exchange ratio of 0.8746. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of April 2008. Cash distributions paid over the past 12 months now total Cdn $2.22 per trust unit or approximately U.S. $1.97 per trust unit.
Pengrowth is also pleased to announce that the Annual and Special Meeting will be held on Tuesday, June 9, 2009 at 3:00 p.m. Mountain Daylight Time in the Alberta Ballroom at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, Canada.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757